

May 25, 2011

Frank T. Connor
Chief Financial Officer
Textron Inc.
40 Westminster Street
Providence, RI 02903

> **Re: Textron Inc.**
> **Form 10-K for Fiscal Year Ended January 1, 2011**
> **Filed March 1, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 14, 2011**
> **File No. 001-05480**

Dear Mr. Connor:

We have reviewed your filings, as well as your response letter dated March 7, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 1, 2011

Item 1A. Risk Factors, page 8

1.   Please confirm that in future filings you will revise the introductory paragraph of this section to remove all references to risks that you deem less significant. This section should identify all known material risks. If a risk is currently not deemed material, please do not reference it.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Costs of Sales, page 19

2.   Please revise to expand and enhance your direct discussion of cost of product and services sales. Please revise to quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary

(or not vary when expected to). In this regard, we believe materiality should be assessed in relation to operating income, your consolidated performance measure. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales. In addition, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (and not netted). Please also ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes (for example, in addition to quantifying the impacts of changes in price and volume, explain the underlying reasons for these changes). Given the potential for differing or offsetting results in your various segments, we encourage you to provide the above disclosures at the segment level (which may make disclosure at the consolidated level not needed). In any event, you should revise to provide discussion and analysis of cost of sales at the segment level when a change in a segment's cost of sales materially impacts the segment's measure of profit. Please provide us with a copy of your intended revised disclosure.

3.   Please revise your consolidated disclosure to quantify the impacts of performance adjustments (changes in estimated contract rates) on your results and to provide an analysis of the underlying reasons for the adjustments. With regard to segment level disclosure, you should revise to provide this disclosure when performance adjustments materially impact a segment's measure of profit. Please provide us with a copy of your intended revised disclosure.

Segment Analysis, page 20

4.   In your results of operations disclosure, you make frequent use of generic terms intended to represent a variety of reasons for changes in results. For example, we understand from page 20 that the term "cost performance" may refer to variances in any one or more of the following: research and development expense, depreciation expense, selling, general and administrative expense, warranty expense, product liability costs, quality/scrap, labor efficiency, overhead costs, product line profitability, start-up and cost-reduction initiatives, other manufacturing inputs, and changes in contract estimates (for US government business). Likewise, the term "inflation" may refer to variances in any one or more of materials expense, wage expense, benefits costs, pension expense, or other costs. Because these generic terms may refer to changes in a wide variety of cost factors, we believe that using them provides little, if any, direct benefit to those seeking to analyze your results of operations. For example, use of the term "cost performance" could refer to any of 13 or more different actual factors affecting results. While we acknowledge that you often list and quantify certain of the underlying factors that these generic terms refer to, your current presentation results in a focus on explaining what the generic term refers to in each particular instance, rather than a direct discussion of the actual factors involved. We believe your disclosure would be improved if, instead, you directly cite the actual factors involved and focus the balance of your disclosure on providing an analysis of the underlying reasons for the changes in these actual factors. For example, rather than explaining that improved cost performance for Cessna's 2010

segment means lower engineering expenses, lower SG&A expense, lower inventory reserves and pre-owned aircraft write-downs (among other items), we believe you should directly cite these factors and then provide analysis of the underlying reasons why Cessna had lower engineering expenses, lower SG&A expense, etc. Please revise your disclosure accordingly, and provide us with a copy of your intended revised disclosure.

Cessna, page 20

5.   We have reviewed the response that you provided with regard to our prior comments two, three, and four. However, with regard to your Cessa segment, we continue to believe that you should separately disclose revenue from aircraft sales and aftermarket sales in MD&A. In this regard, we note that as a result of the substantial decline in aircraft sales over the last two fiscal years, aftermarket sales have become a material contributor to segment revenue. Furthermore, due to the substantial decline in segment profit margins, it appears that fluctuations in aftermarket sales could have a greater impact on both segment profit and profit margin percentage. Based upon the observations noted above, we believe that investors should be provided with greater visibility with regard to the performance of your Cessna segment's aircraft and aftermarket lines of businesses. Please revise your disclosure accordingly.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 4. Accounts Receivable and Finance Receivables, page 52

6.   Please refer to the table on page 55 of your Form 10-K, which provides summarized information regarding your impaired receivables. Please tell us and disclose the nature of the amounts identified as "average recorded investment."

Note 14. Income Taxes, page 76

7.   Per your disclosure on page 80 of your Form 10-K, net taxes paid in 2010 included $103 million that was primarily attributable to a settlement related to tax deductions taken in prior years for certain leverage lease transactions. Please tell us whether this settlement payment is reflected in any of the amounts included in your roll-forward of unrecognized tax benefits on page 77 of your filing. In addition, if this settlement had not been accrued for as part of the unrecognized tax benefits balance reported at January 2, 2010, please tell us why the settlement does not appear to have had a material impact on your effective tax rate for the period ended January 1, 2011 (i.e., fiscal year 2010).

Note 15. Contingencies and Commitments, page 79

8.   Please expand your footnote disclosure to discuss the legal proceedings identified in "Item 3" of your Form 10-K. Alternatively, tell us why you believe that it is unnecessary to disclose those legal proceedings in your footnote.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Party

Stockholder Matters, page 85

9.   Please confirm that in future filings you will reference the headings from the proxy statement which relate to the information required by Item 12 to incorporate by reference. Please also confirm that in future filings you will incorporate by reference the information under the heading "Compensation Committee Interlocks and Insider Participation" from the proxy statement into Item 11 or advise.

Proxy Statement on Schedule 14A

Director Compensation Table, page 11

10.   We note your disclosure on page 10 that you paid a total of $111,848 in premiums on life insurance policies in connection with your Directors Charitable Award Program and your disclosure in footnote 3 of the Director Compensation Table that the amount shown in the All Other Compensation column includes the cost of these premiums. However, the aggregate amount shown in this column is less than $111,848. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief